Filed by Dragoneer Growth Opportunities Corp. II

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Dragoneer Growth Opportunities Corp. II

Commission File No. 001-39709

Date: October 19, 2021

Analyst Day Presentation October 2021

Disclaimers and Other Important Information Disclaimer This presentation (this “Presentation”) is provided for informational purposes only and has been prepared to assist interested parties in making their own evaluation with respect to a potential business combination between Papay Topco, Inc. (“Cvent”) and Dragoneer Growth Opportunities Corp. II (“Dragoneer”) and related transactions (the “Potential Business Combination”) and for no other purpose. By reviewing or reading this Presentation, you will be deemed to have agreed to the obligations and restrictions set out below. No person has been authorized to make any statement concerning Dragoneer or Cvent other than as will be set forth in the offering materials related to the Potential Business Combination, and neither Dragoneer nor Cvent takes any responsibility for any such information. This Presentation and any oral statements made in connection with this Presentation do not constitute an offer to sell, or a solicitation of an offer to buy, or a recommendation to purchase, any securities in any jurisdiction, or the solicitation of any proxy, vote, consent or approval in any jurisdiction in connection with the Potential Business Combination or any related transactions, nor shall there be any sale, issuance or transfer of any securities in any jurisdiction where, or to any person to whom, such offer, solicitation or sale may be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No representations or warranties, express or implied are given in, or in respect of, this Presentation. To the fullest extent permitted by law, in no circumstances will Dragoneer, Cvent or any of their respective subsidiaries, stockholders, members, affiliates, representatives, partners, directors, officers, employees, advisors or agents be responsible or liable for any direct, indirect or consequential loss or loss of profit arising from the use of this Presentation, its contents, its omissions, reliance on the information contained within it, or on opinions communicated in relation thereto or otherwise arising in connection therewith. Industry and market data used in this Presentation have been obtained from third-party industry publications and sources as well as from research reports prepared for other purposes. Neither Dragoneer nor Cvent has independently verified the data obtained from these sources and cannot assure you of the data’s accuracy or completeness. This data is subject to change. Recipients of this Presentation are not to construe its contents, or any prior or subsequent communications from or with Dragoneer, Cvent or their respective representatives as investment, legal or tax advice. In addition, this Presentation does not purport to be all-inclusive or to contain all of the information that may be required to make a full analysis of Cvent, Dragoneer or the Potential Business Combination. Recipients of this Presentation should each make their own evaluation of Cvent, Dragoneer and the Potential Business Combination and of the relevance and adequacy of the information and should make such other investigations as they deem necessary before making an investment or voting decision. Statements other than historical facts, including but not limited to those concerning (i) the Potential Business Combination, (ii) market conditions or (iii) trends, consumer or customer preferences or other similar concepts with respect to Dragoneer, Cvent or the Potential Business Combination, are based on current expectations, estimates, projections, targets, opinions and/or beliefs of Dragoneer and the applicable Companies or, when applicable, of one or more third-party sources. Such statements involve known and unknown risks, uncertainties and other factors, and undue reliance should not be placed thereon. In addition, no representation or warranty is made with respect to the reasonableness of any estimates, forecasts, illustrations, prospects or returns, which should be regarded as illustrative only, or that any profits will be realized. The metrics regarding select aspects of Dragoneer’s and Cvent’s operations were selected by Dragoneer and Cvent on a subjective basis. Such metrics are provided solely for illustrative purposes to demonstrate elements of Dragoneer’s and Cvent’s businesses, are incomplete, and are not necessarily indicative of Dragoneer’sand Companies’ performance or overall operations. There can be no assurance that historical trends will continue.

Forward-Looking Statements This Presentation contains certain forward-looking statements, including statements regarding the benefits of the Potential Business Combination, the anticipated timing of the Potential Business Combination, the products and services offered by Cvent and the markets in which it operates, and Cvent’s projected future results. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this Presentation, including, but not limited to: (i) the occurrence of any event, change or other circumstances that could give rise to the termination of negotiations and any subsequent definitive agreements with respect to the Potential Business Combination, (ii) the outcome of any legal proceedings that may be instituted against Dragoneer, the combined company or others following the announcement of the Potential Business Combination and any definitive agreements with respect thereto, (iii) the inability to complete the Potential Business Combination due to the failure to obtain approval of the shareholders of Dragoneer, to obtain financing to complete the Potential Business Combination or to satisfy other conditions to closing, (iv) changes to the proposed structure of the Potential Business Combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the Potential Business Combination, (v) the ability to meet stock exchange listing standards following the consummation of the Potential Business Combination, (vi) the risk that the Potential Business Combination disrupts current plans and operations of Cvent as a result of the announcement and consummation of the Potential Business Combination, (vii) the ability to recognize the anticipated benefits of the Potential Business Combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees, (viii) costs related to the Potential Business Combination, (ix) changes in applicable laws or regulations, (x) the possibility that Cvent may be adversely affected by other economic, business, and/or competitive factors, (xi) estimates of expenses and profitability, (xii) the impact on Cvent’s operations and financial condition from the effects of the current COVID-19 pandemic, (xiii) Cvent’s ability to attract and retain new customers, (xiv) Cvent’s ability to maintain and expand relationships with hotels and venues, (xv) the impact of a data breach or other security incident involving Cvent’sor its customers’ confidential or personal information stored in Cvent’s or its third-party service providers’ systems, (xvi) risks associated with indemnity provisions in some of Cvent’s agreements, (xvii) the competitiveness of the market in which Cvent operates, (xviii) the impact of a disruption of Cvent’s operations, infrastructure or systems, or disruption of the operations, infrastructure or systems of the third parties on which Cvent relies, (xix) Cvent’s ability to renew agreements with and sell additional solutions to its customers, (xx) the impact of declines or disruptions in the demand for events and meetings, (xxi) Cvent’s history of losses and ability to achieve profitability in the future, and (xxii) and uncertainties set forth in the section entitled “Summary Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in Dragoneer’s Annual Report on Form 10-K for the period ended December 31, 2020 and other risks included under the title “Summary Risk Factors” on page [75] hereof other risks. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the documents filed by Dragoneer from time to time with the U.S. Securities and Exchange Commission (the “SEC”), including the “Risk Factors” section in the registration statement on Form S-4 and the proxy statement included therein (the “Registration Statement”) that Dragoneer filed relating to the Potential Business Combination and the “Risk Factors” section of other documents that Dragoneer files with the SEC from time to time. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Dragoneer and Cvent assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither Dragoneer nor Cvent gives any assurance that either Dragoneer or Cvent, respectively, will achieve its expectations

Use of Projections This Presentation contains projected financial information with respect to Cvent. Such projected financial information constitutes forward-looking information, and is for illustrative purposes only and should not be relied upon as necessarily being indicative of future results. The assumptions and estimates underlying such financial forecasts are inherently uncertain and are subject to a wide variety of significant business, economic, competitive and other risks and uncertainties. See “Forward-Looking Statements” above. Actual results may differ materially from the results contemplated by the financial forecast information contained in this Presentation, and the inclusion of such information in this Presentation should not be regarded as a representation by any person that results reflected in such forecasts will be achieved. The performance projections and estimates are subject to the ongoing COVID-19 pandemic, and have the potential to be revised to take into account further adverse effects of the COVID-19 pandemic on the future performance of Dragoneer and Cvent. Projected returns and estimates are based on an assumption that public health, economic, market, and other conditions will improve; however, there can be no assurance that such conditions will improve within the time period or to the extent estimated by Dragoneer and Cvent. The full impact of the COVID-19 pandemic on future performance is particularly uncertain and difficult to predict, therefore actual results may vary materially and adversely from the Projections included herein. There are numerous factors related to the markets in general or the implementation of any operational strategy that cannot be fully accounted for with respect to the Projections herein. Any targets or estimates are therefore subject to a number of important risks, qualifications, limitations, and exceptions that could materially and adversely affect Dragoneer and Cvent’s performance. Moreover, actual events are difficult to project and often depend upon factors that are beyond the control of Dragoneer and Cvent and its affiliates. Non-GAAP Financial Terms Some of the projected financial information and data contained in this Presentation, such as Adjusted Revenue, Adjusted EBITDA, Adjusted EBITDA Margin, Adjusted Gross Margin, Adjusted Sales & Marketing as a % of Revenue, Adjusted Research & Development as a % of Revenue, Adjusted General & Administrative as a % of Revenue, and Adjusted Free Cash Flow Margin have not been prepared in accordance with United States generally accepted accounting principles (“GAAP”). Cvent and Dragoneer believe these non-GAAP measures of financial results provide useful information to management and investors regarding certain financial and business trends relating to Cvent’s financial condition and results of operations. Cvent’s management uses these non-GAAP measures for trend analyses and for budgeting and planning purposes. Cvent and Dragoneer believe that the use of these non-GAAP financial measures provides an additional tool for investors to use in evaluating projected operating results and trends and in comparing Cvent’s financial measures with other similar companies, many of which present similar non-GAAP financial measures to investors. Management of Cvent does not consider these non-GAAP measures in isolation or as an alternative to financial measures determined in accordance with GAAP. The principal limitation of these non-GAAP financial measures is that they exclude significant expenses and income that are required by GAAP to be recorded in Cvent’s financial statements. In addition, they are subject to inherent limitations as they reflect the exercise of judgments by management about which expense and income are excluded or included in determining these non-GAAP financial measures. You should review the audited financial statements of Cvent and certain businesses acquired by Cvent that are presented in the Registration Statement filed with the SEC, and not rely on any single financial measure to evaluate Cvent’s business. [A reconciliation of forecasted or projected non-GAAP financial measures in this Presentation to the most directly comparable GAAP financial measures is not included, because, without unreasonable effort, Cvent is unable to predict with reasonable certainty the amount or timing of non-GAAP adjustments that are used to calculate these non-GAAP financial measures.] A reconciliation of historical Non-GAAP financial measures to the most directly comparable GAAP financial measure can be found at the end of this Presentation. Unless otherwise specified, all Cvent financial information herein is presented on a pro forma basis.

Trademarks This Presentation contains trademarks, service marks, tradenames and copyrights of Cvent, Dragoneer and other companies, which are the property of their respective owners. The use herein does not imply an affiliation with, or endorsement by, the owners of these service marks, trademarks and tradenames. Third-party logos herein may represent past customers, present customers or may be provided simply for illustrative purposes only. Inclusion of such logos does not necessarily imply affiliation with or endorsement by such firms or businesses. There is no guarantee that either Dragoneer or Cvent will work, or continue to work, with any of the firms or businesses whose logos are included herein in the future. No Offer or Solicitation This Presentation shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed transaction. This Presentation shall also not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. Additional Information In connection with the Business Combination, Dragoneer has filed with the SEC the Registration Statement, which includes a preliminary prospectus and preliminary proxy statement. The Registration Statement has not yet been declared effective by the SEC. Dragoneer will mail a definitive proxy statement/final prospectus and other relevant documents to its shareholders. This Presentation is not a substitute for the Registration Statement, the definitive proxy statement/final prospectus or any other document that Dragoneer will send to its shareholders in connection with the Business Combination. The information filed by Dragoneer contains substantially more information about Cvent than is being furnished with this Presentation and may contain information that an investor will consider important in making a decision regarding an investment i Dragoneer securities. INVESTORS AND SECURITY HOLDERS OF DRAGONEER ARE ADVISED TO READ THE PROXY STATEMENT/PROSPECTUS IN CONNECTION WITH DRAGONEER’S SOLICITATION OF PROXIES FOR ITS EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS TO BE HELD TO APPROVE THE BUSINESS COMBINATION (AND RELATED MATTERS), AS WELL AS ANY AMENDMENTS THERETO, AND THE EFFECTIVE REGISTRATION STATEMENT AND DEFINITIVE PROXY STATEMENT/PROSPECTUS, WHEN AVAILABLE, IN CONNECTION WITH SUCH SOLICITATION BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE BUSINESS COMBINATION AND THE PARTIES TO THE BUSINESS COMBINATION. The definitive proxy statement/final prospectus will be mailed to shareholders of Dragoneer as of a record date to be established for voting on the Business Combination. Shareholders will also be able to obtain copies of the proxy statement/prospectus, without charge, once available, at the SEC’s website at www.sec.gov or by directing a request to: Dragoneer Growth Opportunities Corp. II, One Letterman Drive, Building D, Suite M500, San Francisco, California, 94129. Participants in the Solicitation Dragoneer, Cvent and certain of their respective directors, executive officers, other members of management, and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies of Dragoneer’s shareholders in connection with the Business Combination. DRAGONEER’S SHAREHOLDERS AND OTHER INTERESTED PERSONS MAY OBTAIN, WITHOUT CHARGE, MORE DETAILED INFORMATION REGARDING THE DIRECTORS AND OFFICERS OF DRAGONEER IN ITS ANNUAL REPORT ON FORM 10-K FOR THE FISCAL YEAR ENDED DECEMBER 31, 2020, WHICH WAS FILED WITH THE SEC ON MARCH 31, 2021 AND IN ITS QUARTERLY REPORTS ON FORM 10-Q FOR THE QUARTERS ENDED MARCH 31, 2021 AND JUNE 30, 2021, WHICH WERE FILED WITH THE SEC ON JUNE 21, 2021 AND AUGUST 16, 2021, RESPECTIVELY. INFORMATION REGARDING THE PERSONS WHO MAY, UNDER SEC RULES, BE DEEMED PARTICIPANTS IN THE SOLICITATION OF PROXIES TO DRAGONEER’S SHAREHOLDERS IN CONNECTION WITH THE PROPOSED TRANSACTION AND OTHER MATTERS TO BE VOTED AT THE SPECIAL MEETING ARE SET FORTH IN THE REGISTRATION STATEMENT FOR THE BUSINESS COMBINATION. Investors and Dragoneer’s shareholder may obtain more detailed information regarding the names and interests in the Business Combination of Dragoneer’s directors and officers in Dragoneer’s filings with the SEC, including the Registration Statement filed with the SEC by Dragoneer, which includes the proxy statement of Dragoneer for the Business Combination, and such information and names of Cvent’s directors and executive officers are also in the Registration Statement filed with the SEC by Dragoneer, which includes the proxy statement of Dragoneer for the Business Combination.

Agenda 1 Introduction 2 Cvent At A Glance 3 Industry Transforming 4 Massive TAM Expansion 5 How We Win: Platform, Go-To-Market & Culture 6 Finance 7 Q&A 6

Today’s Presenters REGGIE AGGARWAL Founder & CEO Cvent BILLY NEWMAN SVP & CFO Cvent PETE FLOROS SVP, Product Management Cvent CHUCK GHOORAH Co-Founder & President of Sales & Marketing Cvent BRIAN LUDWIG SVP, Event Cloud Sales Cvent MCNEEL KEENAN VP, Product Management Cvent DAVID QUATTRONE Co-Founder & Chief Technology Officer Cvent BHARET MALHOTRA SVP, Hospitality Cloud Sales Cvent TAYLOR GILLAND Investor Dragoneer Investment Group 7

Rules of Engagement 1 SPAC Disclosure Rules 2 Q3 Earnings Release 3 Short Q&A After Each Section and Q&A at the End 4 Metrics 8

Dragoneer Investment Group Overview

DRAGONEER INVESTMENT GROUP

Companies

- Focus on **backing exceptional growth businesses** with **sustainable differentiation** and **superior economic models**
- **Opportunistically invest** in both private and public companies **across industries and geographies**, with a particular focus on **software and internet businesses**

People

- **Top talent** who have demonstrated a **pattern of excellence**
- Led by co-founder and Managing Partner, **Marc Stad**, and co-founder and COO, **Pat Robertson**
- **7 partners** supported **by a team of over 40**

Capital Base

- **>$17 billion** in total assets under management
- **Long-duration capital** from the **highest quality partners**, including endowments and foundations, sovereign wealth funds, pensions, and institutional family offices
- Hybrid **evergreen fund** and **private equity funds**

Atlassian, Dynatrace, Datadog, PointClickCare, ServiceNow, CCC, ServiceTitan, Samsara, Procore, Square, AppFolio, Ceridian, Snowflake, Slack, Twilio, Gusto, UiPath

The Dragoneer Approach

Deeply Analytical Team	Preservation of Capital	Focus on Growth Companies	Flexible + Opportunistic Approach

Best-in-Class SPAC Board of Directors with Several Years of Operating and Governance Experience Spanning Wide-Ranging Sectors

Sarah J. Friar
CEO of Nextdoor
Walmart, Nextdoor, Slack, Square, New Relic, Salesforce

David Ossip
Chairman and CEO of Ceridian
(~$13bn market cap)
Sunnybrook, Ceridian, OMERS Ventures, Dayforce

Gokul Rajaram
Product Executive at DoorDash
(~$46bn market cap)
DoorDash, theTradeDesk, Pinterest, Facebook, Google

Jay Simons
Former President of Atlassian
(~$54bn market cap)
Atlassian, bea, HubSpot, plumtree

1. Not representative of all companies in which Dragoneer entities have invested; other investments have not necessarily performed similarly.

9

Cvent and Dragoneer: A Partnership of Excellence Cvent is a category defining SaaS company benefiting from network effects. Cvent is the product leader in a large and growing TAM. The Company has a long history of growth and profitability and is well positioned for a post-COVID world and continued digitization of the events space. What Dragoneer Looks for in a Company 1 Market leader in a large and growing TAM 2 Growth 3 Delivers significant and unique value to customers 4 Strong economic model 5 World class management team 6 Competitive differentiation that increases with scale 7 Proven R&D engine with an exciting product roadmap What Dragoneer Found in Cvent Pioneered the events management space and leads the large & growing category, which is in the early innings of a long-term digitization trend accelerated by COVID Rapid adoption of virtual and hybrid strategies offers new growth vector in a post-COVID world as customers look for a comprehensive platform to consolidate their event tech stack Mission critical software platform that drives strong revenue expansion and cost efficiencies for its customers, leading to a delighted and growing customer base including 51% of F500 Highly recurring revenue model serving blue-chip customers with long-standing relationships, leading to historical 108% net dollar retention(1) with 70%+ Adj. Gross Margin(2) and proven bottom lineprofitability Highly regarded and cohesive team led by founder Reggie Aggarwal, the Company’s CEO for the past 20+ years; ~12 years of average tenure together Network effects between event spaces and event planners; broad footprint of event planners who are experienced users of Cventand prefer to use a single platform vs. fragmented point solutions; significant S&M, R&D and customer service scale benefits Significant investments in R&D have created a culture of innovation that has consistently developed products to solve customer needs and paved the way for a long runway of growth 1. As of December 31, 2019. As of December 31, 2020, net dollar retention rate was 89%. We do not believe the 2020 net dollar retention rate is representative of our typical net dollar retention rate due to the global COVID-19 pandemic. 2019 net dollar retention calculated by dividing 2019 revenue by the 2018 revenue for the same set of customers. 2. Adjusted Gross Margin and Adjusted EBITDA Margin are non-GAAP metrics. Please find a reconciliation of Adjusted EBITDA Margin to Net Income (Loss) Margin, its most directly comparable GAAP metric, and Adjusted Gross Margin to GAAP Gross Margin, its most directly comparable GAAP metric, in the appendix. 2020 and 2019 Adjusted Gross Margin were 78% and 72%, respectively, and 2020 and 2019 Adjusted EBITDA Margin were 26% and 20%, respectively. 10

What Customers Are Saying About Cvent

"We'd rate [Cvent] a 5/5 on satisfaction...it offers a lot of features we need, we use everything from invitations to reporting to registration to attendees surveys to mobile app. It's a portable solution for an event in a box. They meet all our needs."

FINANCIAL SERVICES FIRM

"We did overall registration, push notifications, communications, agenda, conference updates, seating charts, sponsor branding and next year ticket sales through Cvent. We'd rate a 5/5 on satisfaction, we're very happy with them, they have the full suite of capabilities and customer service is solid."

NON-PROFIT ORGANIZATION

"What stood out during this process was your willingness to listen, react, discuss ideas, and the implementation of [our] online vision. In my mind that is what makes your team partners and not just another vendor."

NATIONAL EDUCATION ASSOCIATION

"Cvent's virtual product allows you to schedule appointments with other attendees, personalize schedule, and hold 1:1 meetings...attendee list and gamification are being added...Cvent right now is best positioned for hybrid, with virtual attendee hub, mobile app, and registration all in same place."

GLOBAL MANAGEMENT CONSULTING FIRM

"I cannot say enough good things about Cvent. They were extremely responsive, well organized, handled the build... and did it in half the time they said they needed. [Their] support throughout our entire conference both in the sessions and working in the background... They are the reason [our event] went so smoothly..."

LARGE PUBLIC UNIVERSITY

"The event last week was a complete success. This is the third virtual event we have hosted and the third software we have used. [Cvent] was by far the easier to work with and we had the least... complaints and the highest number of attendees."

FINANCIAL SERVICES ORGANIZATION

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Attractive Valuation Represents a Compelling Entry Point Enterprise Value of $5.3Bn, representing 8.5x and 6.9x CY2022E and CY2023 revenue of $623MM and $763MM, respectively SPAC and PIPE proceeds utilized to pay down existing debt and fund cash for general corporate purposes DragoneerGrowth Opportunities II SPAC does not have any warrants ($MM, unless otherwise noted) Sources (1) Rollover Equity $4,468 SPAC Cash in Trust 276 PIPE & Dragoneer FPA 525 Total Sources 5,269 Uses (1) Cash Proceeds to Cvent Balance Sheet $153 Equity Consideration to Cvent Existing Investors 4,468 Debt Paydown 583 Estimated Transaction Expenses 65 Total Uses 5,269 Pro Forma Capitalization (2)(3) Share Price $10.00 Pro Forma Shares Outstanding 534.5 Equity Value 5,345 (+) Debt 200 (-) Cash (245) Aggregate Value 5,300 Illustrative Pro Forma Ownership (2) Public Entity Sponsor Shares, 1% Public Entity Public Shares, 5% PIPE & Dragoneer FPA Investors, 10% Existing Cvent Investors, 84% Note: 1. Represents sources and uses and pro forma capitalization at illustrative transaction enterprise value of $5.30Bn enterprise value; excludes sponsor promote of $77MM 2. 534.5MM pro forma shares include 446.8MM shares of rollover equity for existing Cvent holders, 27.6MM SPAC public shares, 7.7MM SPAC sponsor shares, and 52.5MM PIPE investors & Dragoneer FPA shares. 3. Based on pre-transaction 3/31/21 debt and cash balances of $783MM and $92MM, respectively 12

Agenda 1 Introduction 2 Cvent At A Glance 3 Industry Transforming 4 Massive TAM Expansion + Growth Strategy 5 How We Win 6 Finance 7 Q&A 13

What Does Cvent Do? Cvent’s SaaS Platform Helps Event Planners & Marketers Plan, Market, and Organize Meetings & Events and Drive 14

Going From Public to Private to Public From 2013 to 2019, Cvent Transformed from a Small Fast-Growth Company to a Fast-Growing Company Operating at Scale 2016 Taken Private by Vista Equity Partners ~Q4 2021 Go Public Again via SPAC with Dragoneer Investment Group 2013 Went Public on NYSE 2016 – 2019 Cvent 2.0 Lanyon Merged into Cvent Invested Heavily in R&D & Built New Platform ~Tripled Revenue ~Doubled Headcount 15

Platform Expansion While Private with Vista Developed a Number ofNew Products and Features to Extend Platform 16

2016 Public Company(1) vs. Cvent Pre Pandemic(2) Transformative Scale Adj. Revenue ($M) [Graphic Appears Here] ~$572M Pre-Pandemic Transformative Scale Adj. EBITDA ($M) ~$33M Public ~$110M Pre-Pandemic Customer Reach # Customer ~16K Public ~25k Pre-Pandemic Global Scale Employee Count ~2K Public ~4K Pre-Pandemic Fast Growing Company, Operating at Scale 1: As of March 31, 2016 2: As of December 31, 2019. Cvent does not believe that 2020 and 2021 financial metrics are representative of the business due to the effectsof COVID-19. 17

QUESTIONS: Why go public? Why go public with a SPAC? 18

Agenda 1 Introduction 2 Cvent At A Glance 3 Industry Transforming 4 Massive TAM Expansion 5 How We Win 6 Finance 7 Q&A 19

Cvent at a Glance

1999
Year Founded

2013
Listed on NYSE
(2013 – 2016)

$1Tn [1] / 24% [2]
Total Global Event Spend / Share of Marketing Budgets

$~30Bn
Total Addressable Market[3]

Multi-Tenant SaaS Platform
with 70%+
Adj. Gross Margin[4]

$507MM
2021 Forecasted Revenue

22%
2022/2023 Revenue Growth Projections

$69MM[5]
In Attendee Hub (Virtual Event Platform) Bookings

~ 23,000
Customers[6]

Positive
Adjusted EBITDA and Adjusted FCF Margins[7]

(1) Events Industry Council Global Economic Significance of Business Events (2018)
(2) Forrester Research Cvent Thought Leadership Study: Data Review (2021)
(3) Frost & Sullivan Events Technology Global TAM for 2021/2022 (2021)
(4) Adj. Gross Margin is a non-GAAP metric. Please find a reconciliation of Adj. Gross Margin to GAAP Gross Margin, its most directly comparable GAAP metric, in the appendix. 2020 and 2019 Adjusted Gross Margin were 78% and 72%, respectively.
(5) Represents bookings from September 2020 to June 2021
(6) As of May 31, 2021
(7) Adjusted EBITDA and Adjusted Free Cash Flow are non-GAAP metrics. Please find a reconciliation of Adjusted EBITDA to Net Income (Loss), its most directly comparable GAAP metric, and Adjusted Free Cash Flow to Net Cash Provided by (Used in) Operating Activities, its most comparable GAAP metric, in the appendix. 2020 and 2019 Adjusted EBITDA Margin were 26% and 20%, respectively, and 2020 and 2019 Adjusted Free Cash Flow Margins were 4% and 5%, respectively.

20

Cvent Adjusted Revenue Projections Consistent, Long Term, and Accelerating Growth Adjusted Revenue(1) ($MM) 900 23% CAGR 800 763 700 37% CAGR 623 600 572 499 507 481 500 415 400 300 231 188 200 100 0 2015 2016 2017 2018 2019 2020 2021(E) 2022(E) 2023(E) In Person + Virtual + In-Person Virtual Hybrid Delivered consistent and profitable growth from 2005 to 2019 COVID-19 global pandemic proved the resilience and durability of our SaaS subscription model & multi-year contracts Positioned to benefit from digitization of event technology industry Virtual and Hybrid Events are catalyst for the business that didn’t exist pre-COVID 1Adjusted Revenue is a non-GAAP metric. Please find a reconciliation of Adjusted Revenue to GAAP Revenue, its most directly comparable GAAP metric, in the appendix. 21

Investment Thesis 1 We have a TAM of ~$30(1) Billion 2 We are a market leader in meetings & events software 3 We have a leading cloud-based platform for virtual, in-person, and hybrid events We believe we are poised to be a significant beneficiary of the 4 digitization of our industry that COVID accelerated (1) Frost & Sullivan Events Technology Global TAM for 2021/2022 22

$1 Trillion Global Spend On BUSINESS MEETINGS & EVENTS (1) (1): Events Industry Council Global Economic Significance of Business Events (2018); includes spending to plan and produce business events, business events-related travel, and other direct spending, such as spending by exhibitors 23

Meetings and Events: Foundational to Enterprise Spend Enterprises & Organizations Manage, Organize, and Execute them Every Day 1%-3% of an enterprise’s total revenue is spent on meetings and events(1) (1): BTN Group Travel and Meetings Management Integrations (2014) 24

How Much Do Corporations Spend on Meetings? 51% of Fortune 500 are Customers Fortune 100 Financial Institution $48B Total Revenue $1.4B ~3% Est. Meeting Spend Fortune 500 Pharmaceutical Company $42.5B Total Revenue $850M ~2% Est. Meeting Spend Fortune 100 Consulting Firm $37.2B Total Revenue $740M ~2% Est. Meeting Spend Source: Management estimates based on direct customer conversations; percentages calculated by dividing the estimated meetingspend by the total revenue 25

Meetings and Events Drive Customer & Prospect Engagement 74% Of marketers agreed that events were their most important demand generation tactic(1) 24% Events represent 24% of a corporation’s average B2B marketing program budget(1) (1): Forrester Research Cvent Thought Leadership Study: Data Review (2021) 26

Digitizing the Event Industry: Cvent’s Virtual Attendee Hub Virtual & hybrid event initiatives represents one of the largest product investments in Cvent history Delivered Virtual Attendee Hub in approximately five months leveraging a significant part of our 1,100 persontech staff Fully Integrated and built within Cvent’s industry leading Event Management and Marketing Platform Built to deliver an engaging, immersive, interactive virtual experience for attendees *Certain product features shown in the video are not currently available and are anticipated to be launched later this year 27

Virtual-Related Bookings Multiple Cvent Modules Are Needed to Execute and Produce Virtual Events 1:1 Event Mobile Virtual Module Exhibitor Speaker MarTech Appointments App Streaming & Mgmt Mgmt Integrations Registration Virtual Engagement $69M(1) ~$266M in Virtual-Related Bookings(2) (1): As of June 30, 2021 (2): TTM as of June 30, 2021 28

New Growth Vector: Virtual & Hybrid Events Virtual & Hybrid Events Represent a Large & Untapped Opportunity Virtual Bookings Growth ($M) 700%+ Growth $32 Pre Pandemic Virtual ACV Bookings (1) $266 (2) Pandemic Virtual ACV Bookings (1): TTM as of December 31, 2019 (2): TTM as of June 30, 2021 29

Event Delivery Models Have Different Advantages Cvent’s Platform Enables Event Planners to Plan, Manage, and Execute On Almost Any Event Delivery Model Virtual Hybrid In-Person Bigger Audience & More Leads Combines the Best of Virtual & In-Person Highest Levels of Engagement New Event Landscape 30

Hybrid Solutions Video CLICK HERE FOR VIDEO *Certain product features shown in the video are not currently available and are anticipated to be launched later this year 31

Bigger Transformation Is Around the Corner Hybrid Events are a Powerful Combination of Virtual & In-Person Virtual Hybrid In-Person Hybrid events are complex to organize & execute Delivering two different but consistent experiences requires a platform Cvent’s market leading event management platform and Virtual Attendee Hub give event organizers a single integrated platform to host and deliver their virtual, hybrid, and in-person events Cvent End to End Platform 32

Event Technology Spend By Delivery Model1 Virtual Hybrid In-Person 27% 26% 46% (1): Frost & Sullivan Events Technology Global TAM for 2021/2022 (2021) 33

Agenda 1 Introduction 2 Cvent At A Glance 3 Industry Transforming 4 Massive TAM Expansion 5 How We Win: Platform, Go-To-Market & Culture 6 Finance 7 Q&A 34

Virtual and Hybrid Trends The New Event Landscape Has Caused 3 Fundamental Shifts in the Meetings & Events Industry More Registrations/ Attendees Broader reach More accessible More Events Lower cost to host Proven ROI More Event Technology Technology platform is now the venue 35

The Digital Transformation of the Event Industry Has Created a Large and Untapped Total Addressable Market $29.5B Global Spend on Meetings & Events Software(1) (Today) $25.4B $4.1B Hospitality Event Cloud Cloud (1): Frost & Sullivan Events Technology Global TAM for 2021/2022 (2021) 36

Event Cloud TAM by Event Delivery Model $25.6B Global Spend on Meetings & Events Software(1) (Today) $7B $12B $7B Virtual In-Person Hybrid Total Worldwide (1): Frost & Sullivan Events Technology Global TAM for 2021/2022 (2021) 37

Event Cloud TAM by Geographic Region $25.6B Global Spend on Meetings & Events Software(1) (Today) $14.1B $11.5B United States Rest of World (1): Frost & Sullivan Events Technology Global TAM for 2021/2022 (2021) 38

Event Technology US TAM For 2021/2022(1) U.S. TAM (All Est. Avg. Wallet Segment Share Size Band # Employees # Firms (000s) % Addressable # Addressable (000s) Event Types) Size ($000s) of TAM ($Bn) Large Enterprise 10,000+ 1.1 90% Enterprise 2,000 to 10,000 4.1 70% 3.9 $1,095 $4.2 30% Mid-Market 200 to 2,000 49 45% 22.1 $144 $3.2 46% Lower Mid-Market 50 to 200 191 20% 38.8 $85 $3.3 Small 5 to 50 2,088 5.2% 108.4 $24 $2.6 24% Very Small <5 3,754 1.6% 61.0 $12 $0.7 TOTAL 6,087 234 $14.1 100% (1): Frost & Sullivan Events Technology Global TAM for 2021/2022 (2021) 39

Event Technology US TAM For 2021/2022(1) U.S. TAM (All Est. Avg. Wallet Segment Share Size Band # Employees # Firms (000s) % Addressable # Addressable (000s) Event Types) Size ($000s) of TAM ($Bn) Large Enterprise 10,000+ 1.1 90% Enterprise 2,000 to 10,000 4.1 70% 3.9 $1,095 $4.2 30% 46% Lower Mid-Market 50 to 200 191 20% 38.8 $85 $3.3 Small 5 to 50 2,088 5.2% 108.4 $24 $2.6 24% Very Small <5 3,754 1.6% 61.0 $12 $0.7 TOTAL 6,087 234 $14.1 100% (1): Frost & Sullivan Events Technology Global TAM for 2021/2022 (2021) 40

A World-Class Technology Department

Cvent's Technology Team has a Deep Commitment to Rapid Development & Innovation, Security, & Compliance

Investment

- ~1,200 Technology Staff[1]
- Continued investment in R&D to accelerate development of solutions for virtual, hybrid and in-person events

Technology

- Modern tech stack built on a unified code base
- Cloud based SaaS technology
- Multi-tenant architecture

Innovation & Developments

- Thousands of customer touchpoints resulting in in-depth understanding of customer needs
- Flexible platform that supports clients' Total Event Program, for all event types and delivery options
- Agile development environment

Security & Data Privacy

- Our security & data privacy programs are designed to strengthen the trust of our customers & employees
- Our platform is built to support compliance with global privacy regulations
- Achieved numerous security compliance certificates

Scalability

- Software built to handle substantial growth without re-engineering

Availability

- 99.9% uptime[2]
- 24/7 operations
- 2 hosting regions (AWS)

(1): As of October 13, 2021
(2): 2020 Uptime Achievement

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Cvent Architecture

A Horizontally Scalable, Microservice-based Architecture

Mobile / Web	Hosting	C.I.	Data & Messaging	Observability	Applications Services	Virtual
TypeScript Java React Native ReactJS	Lambda Docker Fargate ECS AWS	Release Bot Experiments SonarQube Chef OctoDeploy Jenkins	AWS DynamoDB AWS SQS Kafka RabbitMQ SQL Server Elastic Search Couchbade Postgres S3	DataDog Splunk New Relic	TypeScript Apollo Graphql NodeJS Next.js .NET DropWizard Java	AWS Elemental AWS Chime AWS IVS Stream Zoom Bright Cove

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New, Modern Platform All Event Cloud products are integrated and on one, unified code base, differentiating Cvent in the market 2017—2020 Rebuilt platform on modern tech stack 2020 Launched our Virtual Attendee Hub, the platform for virtual engagement 2021 Launched Cvent Studio

Single Source of Truth for Live Engagement Virtual, Hybrid, In-Person Cvent OnArrival Booth Visits Session Engagement Cvent Registration Session Attendees Video Analytics Sponsor Engagement Event Check-In Exhibitors Sessions Speakers Video Events Attendees Cvent Virtual Attendee Hub

The Cvent Ecosystem As the single source of truth for event/engagement data and the home for live experiences, Cvent is positioned to anchor a robust marketplace of value-add partner apps Independent Software Vendors Cvent Solutions AR/VR Digital Signage Cvent Platform ChatBots Travel Tech Social Wearables Integrators Analytics Cvent OnArrival Engagement Attendees Events Speakers Video Sessions Exhibitors

Platform & Technology Go-To-Market People & Culture EC Platform and Differentiation

Convergence Pre-Covid, there were 3 mutually exclusive marketing channels In-Person Events Webinars Video Content

Convergence Pre-Covid, there were 3 mutually exclusive marketing channels Live Engagement

Deeper Engagement = Accelerated Pipeline Broadcast Quality Video at Center of Experience Live Streaming Networking & Interactive Learning Sponsor Activation Video On Demand Virtual Events VS WEBINARS OF THE PAST

Total Event Program (TEP) Total Event Program Internal Events External Events Companywide Sales Kickoff Town Hall Trainings Holiday Party Conferences User Industry Field Road Shows Seminars Webinars Customer Customer Success User Groups Trainings VIP Attend Trade Shows Industry Events Partner Delivery Model In-Person Events Virtual Events Hybrid Events On-Demand CVENT PLATFORM

Platform for Management of Full Event Lifecyle

Consistent & Personalized Experience for Attendees

Engaging and Modern Virtual Experience

Cvent Studio A major leap forward in web-based, live stream production

Produce “TV Quality” Content

Competitive Landscape for Cvent Virtual Attendee Hub We believe none match the value proposition of the Cvent Platform Video Conferencing Providers Weaknesses: Video conferencing fatigue Optimized for meetings, not events No support for Total Events Program management Limited MarTech integrations Webinar Providers Weaknesses: Struggling to adopt to video-first Outdated engagement paradigms Inability to support anything beyond simple single-session webinars Martech integrations offer little or no competitive advantage Virtual Event Providers Weaknesses: Weak registration capabilities Disconnected, acquired solutions Immature integrations and APIs Limited ability to meet scale, security, stability requirements of enterprise customers Limited Onsite Experience at Hybrid and In-Person Events

Two Decade Head Start on In-Person Events .9M+ ents Managed 199M+ rations Processed ~60K ent Professionals rtified on Cvent

QUESTION: On the integrations front, what data does Cvent send to or get back from CRM or marketing technologies?

Deep Integration with the Martech Stack

How We Monetize the Event Cloud Event Management Annual Subscription Fee ($3-20K/year) + Per Registrant Fee (Example: $6/reg) Example: $30K/year Virtual Attendee Hub Annual Subscription Fee ($2K/year) + Per Registrant Fee (Example: $6/reg) Example: $26K/year Onsite Solutions LeadCapture Appointments Diagramming Example: $50K/year Standard Terms Contracts are sold on an upfront “sum-certain” basis with annual recurring minimums Registrations are use it or lose it Any overage beyond the contracted volume has a surcharge

Manual Processes Data Risk Inconsistency Excel Spreadsheets Event Tech Landscape One Comprehensive Platform Integrated into your Tech Stack Branded Secure Scalable Total Event Program Point Solutions Import/Export Siloed Data Inefficiency No Singular System of Truth

QUESTION: Why can’t someone else build a similar platform in 6 months?

Future Opportunities Return of In-Person In-person ready to rebound with higher digital expectations than ever before. Virtual Attendee Hub into Installed Base Despite fast success, installed base is still just lightly penetrated. Expanding the Market Virtual Attendee Hub opens the door to new use cases within both SMBs and single users/departments within large enterprises. Year-Round Engagement More opportunities to engage a community through live experiences, leading to more video content with new opportunities for on-demand engagement.

Year-Round Engagement Powering the Sales & Marketing Pipeline Webinar Exec Dinner Close Public/Analyst Client On-site Relations Experiential Event Case Studies Product Website Sales Call User Conference SEO Demos References AWARENESS CONSIDERATION EVALUATION PURCHASE Seminar Customer Proposal Review Hybrid Reviews Hybrid Tradeshow Digital Asset Roadshow Advertising Virtual Customer Event In Person Events Virtual/Hybrid Events Other Marketing Tactics

Year-Round Engagement Network Effects More Events, More Frequently Engaged Community More Video Content Cvent Platform

Platform & Technology Go-To-Market People & Culture HC Platform and Differentiation

Cvent’s Hospitality Cloud is a Differentiator Cvent’s Platform Helps Planners Find the Perfect Venue for Events Cvent Supplier Network Solves the Pain Point of Sourcing Multiple Competitive Bids from Hotels for Event Space VIRTUAL EVENTS Cvent Virtual Attendee Hub is the Venue IN-PERSON EVENTS HYBRID EVENTS Hotel Ballroom is the Venue And for hybrid, you need BOTH

Online Marketing Solutions Engaging the right customer, at the right place, at the right time Interactive ads & branded pages Virtual site tours Safety protocols

Hospitality Cloud Business Has Evolved Advertising 2010 Software Advertising 2015 Advertising Software 2020 Customers are charged a flat, fixed, up-front fee for annual rights to use Cvent’s hospitality software solutions. Software priced Based on size of hotel (# of room keys or ballroom sq. ft.)

Software Solutions Analyze, manage, and close more group business Leverage actionable insights Improve proposals and respond faster Manage diagrams and room blocks *Certain product features shown in this slide are not currently available and are anticipated to be launched later this year

Software Solutions Analyze, manage, and close more group business Leverage actionable insights Improve proposals and respond faster Manage diagrams and room blocks

Breadth and Depth of Suppliers & Users is a True Market Differentiator Multibillion dollar network dedicated to hotels and venues that host meetings and events 281K 200+ Hotels & Venues Listed on Characteristics Cvent Supplier Network(1) & Search Filters(1) 80K 39K Active Planners Direct Hotel Integrations with on Cvent(1) with Hotel Systems (1) (1) As of June 30, 2021

Cvent Hospitality Cloud is Embedded in the Events Space Event Planners Source Billions of Dollars of Event Business Through Cvent’s Marketplace Value of In-Person Events Sourced Using Cvent Hospitality Cloud ($Billions) $18.1 $16.0 $14.7 $13.2 $9.9 $8.6 $8.8 $6.8 $4.6 $3.3 $2.4 $0.6 $0.05 2008 2009 2010 2011 2012 2013 2014 2015 2016 2017 2018 2019 2020

How We Monetize the Hospitality Cloud – Online Marketing Solutions Customers are charged a flat, fixed, up-front fee for annual rights to advertise through Cvent’s platform Price scales based on size of major metropolitan areas (e.g., Las Vegas vs. Charlotte) and prominence of ad placement

How We Monetize the Hospitality Cloud – Software Solutions Analyze, manage, and close more group business Leverage actionable insights Improve proposals and respond faster Manage diagrams and room blocks

Hospitality Cloud Competition – Online Marketing Solutions Many of the networks we compete against are smaller in RFP Volume and many are more geographically-focused (1) Many competitors do not offer a sourcing network and full event marketing and management platform to the scale of Cvent, so their ability to aggregate buyer demand is not as strong We also compete for hotel spend against traditional hotel methods of marketing and selling their event business, including direct sales, tradeshows, reader-board services, and print advertising (1) Based on customer feedback

Hospitality Cloud Competition – Software Solutions We compete against hotels’ home-grown solutions and third-party point solutions (1) Market leaders in room block management, event diagramming and corporate rate solutions, so our solutions benefit from market awareness and ongoing customer input (1) Many of our solutions are designed for both event professionals and hotels, enabling collaboration and creating stickiness and network effects (1) Based on customer feedback

Sustainable Competitive Differentiation The Combination of Cvent Event Cloud & Hospitality Cloud Generates Powerful Network Effects, and Attracts More Event Organizers, Hotels, and Venues Event Cloud Software platform for planning, marketing and executing events Planners & Marketers Hospitality Professionals Hospitality Cloud Software platform for marketing, managing, and measuring event business for hotels

QUESTIONS: Do large event planning providers like Cvent now have more leverage in the hospitality industry that is still strained for business travel and large corporate events given the visibility and scale of the platform? How is this playing out in the market at the moment?

QUESTIONS: Which geographies are next? What are the challenges?

Platform & Technology Go-To-Market People & Culture GO TO MARKET STRATEGY

Marketing Overview Organization Structure Process Instrumentation Results: Quality Leads Sales Overview Organization Structure Process Instrumentation Results: Budget and Forecast Accuracy Growth Strategy New Logos Upsell/Cross Sell Renewals Q&A Commission Mechanics Quota Mechanics QBR Sales Productivity Partnership Approach Go To Market Marketing Sales

Growth Strategy Land New Logos Invest Behind an Efficient Customer Acquisition Engine Expand the Base Upsell and Cross Sell the Platform into the Whitespace

Marketing Sales Growth Strategy Marketing

Marketing Organization Structure Dedicated Cloud Marketing Teams to Drive Demand Event Cloud Hospitality Cloud Global Demand Center India Marketing

Marketing Process: Demand Waterfall Marketing Available Leads Marketing Qualified Leads Sales Accepted Leads Sales Qualified Leads Attributed Opps

Marketing Instrumentation: Budget vs. Actual

Leadership to Build Brand ity Point of the Industry LinkedIn Names Cvent #4 Best Company Page in the World (2019) Best B2B Digital Campaign of the Year (2019) Branded Content Campaign of the Year –Cvent’s Global GDPR Campaign (2019)

Using our Training & Certification Program to Build Awareness Gravity Point of the Industry ~60K(1) Total People Trained (vs. 3K in 2019) ~172K(1) Total Courses Taken (1): January 2020 – April 2021

Hundreds of Thousands of Customer Listening Points Gravity Point of the Industry ~100K Users (1) (1) July 2019 – September 2021

Large, Diversified, and Global Customer Base 900+ New Logos for Virtual Attendee Hub 50% Of Fortune 500(1) ~11K Event Cloud Customers(1) ~12K Hospitality Cloud Customers(1) <1% Largest Customer as % of Cvent Revenue(2) (1): As of June 30, 2021 111 (2): For the year ended December 31, 2020

Upsell and Cross Sell: Driven by Continued Innovation & Platform Expansion Strategy Impact New Business Passed Over to Account Managers “Farmers” 1,300 Install Base Farmers Responsible for Renewal, Customers Purchased Retention, and Upsell/Cross Sell Opportunities by… Virtual Attendee Hub(1) Focusing on Platform Adoption, Elimination of Point Solutions, and Need for One System of Record (1) September 1, 2020 to June 30, 2021

Case Study: Cross Selling Our Virtual Events Platform % Adoption of Virtual Module % of Install Base within Event Cloud Purchasing the Virtual Module 12% Virtual Module 9% Not Purchased Yet 6% 88% Virtual Module 12% Purchased 2% Q3’20 Q4’20 Q1’21 Q2’21 YTD As of June 30, 2021, 12% or 1,300 of our install base have Within those 1,300 customers, 500+ more than doubled their spend(1) and the average increased their spend by purchased the virtual product; our virtual product went live to customers in September 2020, so we are still in the early 60%, when compared to their pre-pandemic spend innings of this upsell opportunity Within those 1,300, we’ve only captured a small portion of their potential virtual event spend and we believe there is room to capture more than the 60% average increase in spend already experienced (1): All numbers are Annual Recurring Revenue (ARR) and do not include additional non-recurring contract spend.

Visualization: “Next Best Sale” into Account Manager’s Portfolio 71% 75% 58% 10% 10% 40%

AI Underpinning: Cross Sell/Upsell Leads for Sales Social Tables Leads Event Reg Leads—Based on RFPs

Wallet Size Penetration and White Space TAM

Large, Under-Penetrated Opportunity Within Existing Install Base


~$3.2B
~$2.7B Whitespace Opportunity
$507M
2021 Estimated Revenue
Total Estimated TAM from Existing Customers (1)

This existing customer whitespace TAM reflects:

- Opportunity for wider licensing of solutions already in use
- Cross Sell/Upsell of new solutions

(1) TAM is estimated by applying Frost & Sullivan Size Band TAM to Cvent customer base as of June 30, 2021

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Customers Buying 2+ Products 48% % of Event Cloud Customers by Product Usage 45% 41% Dec 2019 Dec 2020 June 2020

More Products Results In Higher Retention Net Dollar Retention Rate(1) 117% 88% 1 2+ Products (1): Net dollar retention rate as of 12/31/19. We do not believe 2020 and 2021 are representative of our business due to COVID.

Number of $100K+ Customers Growing Number of Customers Spending More Number of Overall Customers w/ >$100k ARR 764 722 666 Dec 2019 Dec 2020 June 2021

More Spend Results in Higher Retention Net Dollar Retention Rate(1) 121% 102% <$100K >$100K ARR (1): Net dollar retention rate as of 12/31/19. We do not believe 2020 and 2021 are representative of our business due to COVID.

AM Visualization: Renewal Dashboard

QUESTIONS: How are your commission plans structured? What do they incentivize?

Commission Plan Mechanics BASE/VARIABLE SPLIT (%) VARIABLE (Type) VARIABLE (Drivers) Direct Sales 52.5/47.5 New Logos $$$$ Multi-Year Deals $ Account Manager 60/40 Upsells $$$ Renewals $$ Sales Development Reps 70/30 Appointments $$ Call Volume/Talk Time $$ Closed Business $$ Quality Demos $$

Quota Mechanics EVENT CLOUD HOSPITALITY CLOUD TIER 1 $$$$ LARGE CHAIN $$$$ TIER 2 $$$ MEDIUM CHAIN $$$ TIER 3 $$ SMALL CHAIN $$ TIER 4 $

QUESTIONS: How do you think about sales productivity?

Quota Bearing Reps (QBRs) Sales Productivity Average Bookings Per Rep Due to COVID, our headcount declined, which led to increasing sales productivity starting in 2H 2020. Sales productivity has also benefitted from the new growth vector created by virtual and hybrid events, resulting in larger annual contract values. We are increasing our QBRs while aiming to maintain current productivity levels. 2019 2020 July 2020—June 2021

QUESTIONS: What is your partnership strategy?

Partnerships Extend Our Brand Reach and Influence Meetings, Travel, Technology Partners Leading Meetings Industry Conference & Event Associations Management Companies Salesforce, Concur, Mastercard Meetings Professionals BCD, HelmsBriscoe, Maritz, Internationals, Global Business American Express Meetings Travel Association and Events

Numerous Growth Vectors Into the Future Growth Strategy Areas of Investment New Logo Acquisition Increase Sales and Marketing Upsells and Cross Sells International Expansion Renewals Sell to More Personas Grow Partner Channel Expand Ecosystem Build/Acquire New Solutions

Platform & Technology Go-To-Market People & Culture PEOPLE & CULTURE

The DNA of Cvent is Our People Over the past 20 years, our innovative solutions, company, and platform can be attributed to our people and culture (1): As of June 30, 2021

Cvent: The Early Years Reggie founded a non-profit and was planning 20-30 events/year using manual processes Founded Cvent in 1999 to alleviate the manual pain point associated with organizing events Founded Cvent with savings and credit cards

Quickly raised $17M and grew from 6 to 125 people Sept 11 & DotCom meltdown hit… Cvent was on the verge of bankruptcy

Cvent 2005 – Present Pivoted and profitable since Jan’05 Cvent was a public company from August 2013 – November 2016 Revenue Growth CAGR of 36% from 2005 to 2019

India: Cvent’s Secret Weapon 1,700+ Employees Innovation Dedicated to Constant Innovation Efficiency Significant Value Proposition

Experienced Founder-Led Team With Track Record of Delivering Reggie Aggarwal David Quattrone Chuck Ghoorah Brian Ludwig Bharet Malhotra Billy Newman Grace Lee Founder and CEO Co-founder, Co-founder, President Senior Vice President, Senior Vice President, Senior Vice President, Global Head and Vice Chief Technology of Worldwide Sales Event Cloud Sales Hospitality Cloud Sales Chief Financial Officer President, Human Officer and Marketing Resources Lawrence Patrick Smith Stacey Fontenot Nitin Malhotra Pete Floros Kathleen Garcia Anil Punyapu Samuelson Senior Vice President, Senior Vice President, Senior Vice President, Senior Vice President, Senior Vice President, Senior Vice President, Senior Vice President, Chief Marketing Event Cloud Marketing Corporate Product Management Hospitality Cloud Enterprise Sales General Counsel Officer Development Sales 9 of 11 Original Leadership Seasoned Executive Team: Team Still With the Company 11.6 years Average Tenure at Cvent

Agenda 1 Introduction 2 Cvent At A Glance 3 Industry Transforming 4 Massive TAM Expansion 5 How We Win: Platform, Go-To-Market & Culture 6 Finance 7 Q&A

Attractive Financial Profile Positions Cvent for Success 1 Formerly publicly traded company with track record of execution 2 Highly predictable recurring revenue model with diversified customer base Demonstrated ability to grow at scale and accelerate growth following past financial 3 downturns 4 Scalable business model with opportunity for significant margin expansion

Highly Predictable Recurring Revenue Model(1) Multi – Year Deal Culture Further Increases Predictability Recurring Revenue Non- Recurring 92% Revenue 8% Recurring Software Subscriptions Services/ Professional Services and Transactions(2) Other(3) 79% 8% 13% Contracts 1 to 5 Years >50% Multi-Year Contracts (1)Percentages based on 2018/2019 averages – We do not believe the 2020 revenue breakdown is representative of our typical breakdown due to the global COVID-19 pandemic (2)Recurring services related to Onsite and Attendee Hub and payment transaction fees related to merchant services (3)One-time professional services and revenue from annual client conference

2021 Q3 and Q4 Revenue Forecast Strong Bookings in Q2’21 Drive Confidence in Q3 & Q4 2021 Revenue Forecast 90%+ of CY2021 revenue contractually locked in as of FY 2021 Quarterly Revenue Forecast ($M) June 30, 2021 YoY Growth Rate: 20.1% 9.2% 90% of Q3’21 revenue and 75% of Q4’21 revenue contractually locked in as of June 30, 2021 $129 $139 Strong penetration of virtual coupled with return of in-person events in the back half of 2021 drives revenue growth acceleration Q3’21 Q4’21 Companies typically need to procure event technology months in advance of their event

Highly Diversified and Engaged Customer Base ~23,000 108% 58% Multi-Year Contracts as % of Customers(1) Net Dollar Retention Rate(2) Total Contracts Signed Annually(3) <1% 700+ 48% Largest Customer as (3) >$100k ARR Clients(2) % Of Event Cloud Customers that % of Cvent Revenue Use More than One Cvent Product(1) (1)As of June 30, 2021 (2)As of December 31, 2019; As of December 31, 2020, net dollar retention rate was 89% and number of clients over $100k ARR was 666. We do not believe the 2020 net dollar retention rate and number of clients over $100k ARR are representative of our typical performance due to the global COVID-19 pandemic. 2019 net dollar retention calculated by dividing 2019 revenue by the 2018 revenue for the same set of customers. (3)For the year ended December 31, 2020

Long-Term Track Record of Adjusted Revenue(1) Growth Cvent Long-Term Performance Highlights Secular Growth Opportunity ($MM) $572 Vista Acquisition & Lanyon Merger $481 $415 Growth Re-Acceleration Following 2008 Financial Crisis $231 $188 $142 $83 $111 $61 $32 $45 $19 $26 $8 $12 2005 2006 2007 2008 2009 2010 2011 2012 2013 2014 2015 2016 2017 2018 2019 Total 55% 60% 37% 22% 42% 35% 37% 33% 28% 32% 23% 79% 16% 19% (1)Adjusted Revenue is a non-GAAP metric. Please find a reconciliation of Adjusted Revenue to GAAP Revenue, its most directly comparable GAAP metric, in the appendix. For the years 2005 to 2015, we did not adjust our revenue, and thus the graph represents GAAP revenue during those years. (2)Full year 2013 to 2015 (2016 excluded since Vista acquisition was announced in April 2016)

Bouncing Back from the Pandemic and Accelerating Growth Revenue by Cloud ($000s) 2021 Revenue ($000s) $763 $623 $139 $572 $507 $220 $499 $183 $129 $192 $183 $155 $123 $542 $440 $117 $380 $316 $352 (1) (1) (1) 2019 2020 2021E 2022E 2023E Event Cloud Hospitality Cloud (1) Q1 Q2 Q3E Q4E 22.7% 9.2% 20.1% 1.7% 22.5% 18.6% -12.8% -1.8% (1) (1) (1) 2019 2020(1) 2021E 2022E 2023E Q1 Q2 Q3E Q4E -16.2% YoY Growth YoY Growth (1)Revenue for the years ended December 31, 2019, 2020 and 2021 and for the three months ended June 30, 2021 have been adjusted. Adjusted Revenue is a non-GAAP metric. Please find a reconciliation of Adjusted Revenue to GAAP Revenue, its most directly comparable GAAP metric, in the appendix.

Attractive Financial Model – Balancing Growth with Profitability


Adjusted EBITDA Margin(1)(2)
Purposeful Virtual and Hybrid-Related Investment in S&M and R&D
COVID Savings Measures End
19.7%
26.0%
17.7%
16.5%
17.8%
2019
2020
2021E
2022E
2023E

[1] Benefits from the impact of capitalized software - ~8% of revenue
[2] Adjusted EBITDA Margin is a non-GAAP metric. Please find a reconciliation of Adjusted EBITDA Margin to Net Income (Loss) Margin, its most directly comparable GAAP metric, in the appendix. We are not able to forecast Net Income (Loss) Margin on a forward-looking basis without unreasonable efforts due to the high variability and difficulty in predicting certain items that affect GAAP Net Income (Loss), and therefore have not provided a reconciliation of forward-looking Adjusted EBITDA Margin. Please see "Disclaimers and Other Important Information – Financial Information: Non-GAAP Financial Terms" for risks related to non-GAAP metrics.

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Long-Term Modeling Guidance Long-Term Target Adjusted Gross Margin(1) as % of Revenue 76% to 78% Adjusted Sales & Marketing(1) as % of Revenue 17% to 19% Adjusted Research & Development(1) as % of Revenue 12% to 14% Adjusted General & Administrative(1) as % of Revenue 6% to 8% Adjusted EBITDA Margin(1)(2) 35% to 40% Capital Expenditures as % of Revenue(3) 5% to 7% Adjusted Free Cash Flow Margin(4)(5) 20% to 25% (1)These represent non-GAAP metrics. We are not able to forecast each line item’s most directly comparable GAAP metric on a forward-looking basis without unreasonable efforts due to the high variability and difficulty in predicting certain items that affect each GAAP metric, and therefore have not provided a reconciliation of each long-term target. Please see “Disclaimers and Other Important Information – Financial Information: Non-GAAP Financial Terms” for risks related to non-GAAP metrics. (2)Adjusted EBITDA Margin includes the benefit of capitalized software development costs (~6% of revenue). (3)Capital expenditures consist primarily of capitalized software development costs. (4)Adjusted Free Cash Flow Margin is a non-GAAP metric. Please see our disclaimer slide for risks related to non-GAAP metrics. Adjusted Free Cash Flow Margin assumes no cash increase or decrease from change in working capital and tax payments reflective of a ~30% effective tax rate. (5)Cvent does not expect to be a federal income taxpayer over the next several years as a result of amortization of intangibles and NOL balance. Company currently has a $449 million gross ($94 million on a tax effected basis) U.S. federal net operating loss carryforward as of December 31, 2020. Adjusted free cash flow margin does not assume any debt service.

Attractive Valuation Represents a Compelling Entry Point CY2022E Revenue Growth CY2023E Revenue Growth Cvent Comparables % % 23.7% 22.7% 22.5% 22.9% Cvent Cvent Comparables Median Cvent Cvent Comparables Median CY2022E Adjusted EBITDA – CY2023E Adjusted EBITDA –Capitalized Software Margin Capitalized Software Margin % % 9.7% 9.3% 9.8% 8.0% Cvent Cvent Comparables Median Cvent Cvent Comparables Median Source: CapitalIQ Notes: 1. Market Data as of 10/18/2021

Attractive Valuation Represents a Compelling Entry Point CY2022E EV / Revenue CY2023E EV / Revenue Cvent Comparables x x 14.1x 17.2x 8.5x 6.9x Cvent Cvent Comparables Median Cvent Cvent Comparables Median Source: CapitalIQ Notes: 1. Market Data as of 10/18/2021

ttractive Valuation Represents a Compelling Entry Point CY2022E EV / Revenue / Growth (3) CY2023E EV / Revenue / Growth (3) x x Cvent Comparables Median: 0.78x Cvent Comparables Median: 0.60x 0.88x 1.04x 0.94x 0.79x 0.86x 0.72x 0.85x 0.70x 0.80x 0.65x 0.75x 0.56x 0.55x 0.60x 0.57x 0.47x 0.45x 0.53x 0.38x 0.33x 0.38x 0.31x Source: CapitalIQ Notes: 1. Market Data as of 10/18/2021 2. Cvent multiples based on enterprise value of $5,300MM 3. Represents EV / CY2022E and EV / CY2023E Revenue multiple divided by revenue growth in each respective year

Key Takeaways 1 A Market Leader ~$266M in Virtual Bookings(1) Virtual & Hybrid is a new vector of growth Our install base is ripe for virtual penetration; only 12%(2) of install base has purchased the virtual module Net Retention expected to grow to 115% in the next two years 2 Resilient & Durable Business Model Compared to the same time period in 2019, bookings from Jan – June 2021 are only down <5% 3 TAM is ~$30B(3) Huge opportunity with expanding TAM and several key growth drivers 4 Strength of Cvent Platform: Cvent’s platform supports nearly any type of in-person, virtual, and hybrid event FLEX & Virtual Module are built on a new and modern tech stack Hospitality Cloud is a true competitive differentiator (1): TTM as of June 30, 2021 for Bookings Associated with Virtual Events (2): As of June 30, 2021 (3):Frost & Sullivan Events Technology Global TAM for 2021/2022

Agenda 1 Introduction 2 Cvent At A Glance 3 Industry Transforming 4 Massive TAM Expansion 5 How We Win: Platform, Go-To-Market & Culture 6 Finance 7 Q&A

QUESTIONS: What is the M&A strategy moving forward?

QUESTIONS: How has COVID shifted attitudes and what are the long-term implications for Cvent?